ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV
(“REED ELSEVIER”)

26 March 2012

Director Shareholding

Reed Elsevier received notification today, that Mr Erik Engstrom, a director of Reed Elsevier, purchased 31,100 Reed Elsevier NV ADRs, at a price of $25.0471 per ADR on 23 March 2012. Each Reed Elsevier NV ADR represents 2 Reed Elsevier NV ordinary shares.

As a result of this transaction, Mr Engstrom’s current interest in Reed Elsevier’s ordinary share capital is:

•	107,040 Reed Elsevier PLC ordinary shares; and

•	509,556 Reed Elsevier NV ordinary shares.